Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following communication was first distributed to United’s employees on August 19, 2010.

Merger Integration: What You Can Expect

We have received a number of questions from employees about what happens once the merger closes.

So What Changes the Day We Merge?

First there is the legal merger, which we expect will occur in the fourth quarter of this year. This merger stage cannot be completed until we get regulatory and stockholder approval. Second is “Customer Day One,” which we expect to occur next spring.  And third is the operational merger, when we obtain a single operating certificate from the FAA, which will take at least a year after the legal merger.

Merger Close

On the day we merge:

Employees

●	Continental Airlines and United Airlines will become subsidiaries of a holding company called United Continental Holdings, Inc.

●	Stockholders will own shares in that holding company.

●	We all work for the same team, across the two airlines, with one management team.

●	We will continue to operate as separate airlines until we receive a single operating certificate from the FAA.

●	Employees will still receive their paychecks from the same place and report to work as normal.

●	A few things will change on the day we merge. For example, all employees at United and Continental will receive joint employee communications, such as a daily newsletter.

Customers

●	Nothing much changes initially, but we will be hard at work in the following 12-18 months to create the world's leading airline for our customers.

●	United customers will check in on united.com or with our gate agents at United ticket counters.

●	Our aircraft will be maintained by United mechanics.

●	Flights will be crewed by United pilots and flight attendants.

●	The same will be true for Continental customers.

●	To assist customers, we will have additional signage and people at airports to help direct both United and Continental customers and answer questions.

Customer Day One

Following the close of the merger, our two teams will be able to work more closely and share information so that we can integrate our systems and make decisions about products and services we will offer our customers to prepare for Customer Day One. Customer Day One will be a way to celebrate the beginnings of the new, combined airline.  We will set the date and ensure that our employees have the right tools and resources in place to set them up for success in supporting our customers.

To launch Customer Day One:

●	Reservations systems will need to talk to each other

●	Kiosks will need to work interchangeably for both airlines

●	Frequent flyer programs will need to offer upgrade, credit and redemption opportunities

●	Web sites will need to be able to handle each other’s products and services

●	Airports will need to be re-branded, and

●	Scores of other systems will need to function together.

●	Our people will be trained to make sure that we can appropriately meet our customers’ expectations.

It will take time for all of our systems to be transformed so that we can best serve our customers. Our first area of focus will be on making changes that will permit us to handle customers in a seamless and efficient manner, to bring as many benefits to customers as quickly as we can.

Operational Merger

The third and final stage of the merger will be when we receive a single operating certificate from the FAA and can operate as a single carrier.

The operational merger will feature:

●	Common manuals, maintenance procedures, safety training and aircraft

●	Our goal is to train employees, create a unified team and, for represented employees, have joint collective bargaining agreements in place.

●	With that, our pilots can fly the combined United’s aircraft, all our technicians can maintain them, all our flight attendants can crew them, and we will be operating as a single carrier.

When we accomplish this, we will be well along in our journey, creating the world’s leading airline.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.